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                                                                                                       Exhibit 12

                                                     TXU CORP.
                                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
                       AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS



                                                                          Year Ended December 31,
                                                       -------------------------------------------------------------
                                                          2003        2002         2001         2000         1999
                                                          ----        ----         ----         ----         ----
                                                                      Millions of Dollars, Except Ratios
EARNINGS:
     Income (loss) from continuing operations           $  737      $  182       $  569       $  673       $  693
     Add: Total federal income taxes                       314          99          236          282          318
          Fixed charges (see detail below)               1,052         953        1,042        1,084        1,051
          Preferred dividends of subsidiaries                9          13           14           14           14
                                                        ------      ------       ------       ------       ------
             Total earnings                             $2,112      $1,247       $1,861       $2,053       $2,076
                                                        ======      ======       ======       ======       ======

FIXED CHARGES:
     Interest expense                                   $  940      $  841       $  871       $  908       $  891
     Rentals representative of the interest factor          74          72           70           67           64
     Distributions on preferred trust securities
         of subsidiaries*                                   38          40          101          109           96
                                                        ------      ------       ------       ------       ------
             Fixed charges deducted from earnings        1,052         953        1,042        1,084        1,051
     Preferred dividends of subsidiaries (pretax)**         13          20           20           20           20
                                                        ------      ------       ------       ------       ------
             Total fixed charges                         1,065         973        1,062        1,104        1,071


     Preference dividends of registrant (pretax)**          31          34           31           17            -
                                                        ------      ------       ------       ------       ------

             Fixed charges and preference dividends     $1,096      $1,007       $1,093       $1,121       $1,071
                                                        ======      ======       ======       ======       ======

RATIO OF EARNINGS TO FIXED CHARGES                        1.98        1.28         1.75         1.86         1.94
                                                          ====      ======         ====         ====         ====


RATIO OF EARNINGS TO COMBINED FIXED
     CHARGES AND PREFERENCE DIVIDENDS                     1.93        1.24         1.70         1.83         1.94
                                                          ====        ====         ====         ====         ====

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*  Distributions on preferred trust securities are deductible for tax purposes.

** Preferred/preference dividends multiplied by the ratio of pre-tax income to net income.